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                                       ATRION CORPORATION
                                       ONE ALLENTOWN PARKWAY
                                       ALLEN, TX 75002

ATRION

NEWS RELEASE

                    ATRION CORPORATION ANNOUNCES PRELIMINARY
                             RESULTS OF TENDER OFFER


         ALLEN, Texas (December 24, 2001) - Atrion Corporation (Nasdaq/NM-ATRI) announced today the preliminary results of its tender offer that expired at 12:00 Midnight, New York City time on Friday, December 21, 2001. On November 26, 2001, Atrion commenced its tender offer to purchase up to 500,000 shares of its Common Stock at a price of $34.50 per share. Based on a preliminary count by the depositary for the offer, 502,195 shares of the Company's Common Stock were properly tendered and not withdrawn. In accordance with its right under the terms of the Offer to purchase up to an additional 2% of the outstanding shares of its Common Stock, Atrion will purchase all shares of its Common Stock properly tendered, subject to final confirmation.

         The determination of the actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn. Atrion will make payment for shares accepted for purchase by depositing the purchase price for all such shares with the depositary for the offer, and expects to make such payment no later than December 28, 2001.

         Atrion Corporation designs, develops, manufactures, sells and distributes medical products and components to markets worldwide.


Contact:    Jeffery Strickland
            Vice President and Chief Financial Officer
            (972) 390-9800


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